Table of Contents

EXHIBIT 15.1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of Companhia Siderúrgica Nacional and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

     The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

       Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     We excluded from our assessment the internal control over financial reporting of Lusosider Projectos Siderúrgicos S.A. (a consolidated subsidiary), which was acquired on August 31, 2006, and whose financial statements reflect 6.21% and 3.12% of net and total assets, 7.51% of net revenues and 0.13% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

     Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated June 29, 2007, included herein.

June 29, 2007	COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Benjamin Steinbruch_____________	By: /s/ Otávio de Garcia Lazcano __________
Name: Benjamin Steinbruch	Name: Otávio de Garcia Lazcano
Title: Chief Executive Officer	Title: Chief Financial Officer